JULIE COLLETT Senior Director and Counsel 212-314-3017 Fax: (212) 314-3959 Law Department

April 24, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Pre-Effective Amendment No. 1 to the Registration Statement on

Form N-6 for AXA Equitable Life Insurance Company (“Registration Statement”)

File Nos. 333-229236 and 811-04335

Commissioners:

On behalf of AXA Equitable Life Insurance Company (“AXA Equitable”), we filed on April 19, 2019 pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 the above-referenced Registration Statement with respect to AXA Equitable’s Separate Account FP.

Request for Acceleration

On behalf of AXA Equitable and the principal underwriters, AXA Distributors, LLC and AXA Advisors, LLC, we hereby request acceleration of the effectiveness of the Registration Statement, pursuant to Rule 461 under the 1933 Act, so that the Registration Statement will be declared effective as of May 1, 2019, or as soon as practicable thereafter. In this connection, AXA Equitable and the principal underwriters, AXA Distributors, LLC and AXA Advisors, LLC, have authorized me to represent on their behalf that they are aware of their obligations under the 1933 Act.

Please contact the undersigned at (212) 314-3017 if you have any questions or further comment.

Sincerely,

/s/ Julie Collett
Julie Collett